UNITED STATES OF AMERICA
                 Before the
     SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

In the Matter of
                                                    EIGHTH
NATIONAL FUEL GAS COMPANY                         CERTIFICATE
LEIDY HUB, INC.                                   PURSUANT TO
ELLISBURG-LEIDY NORTHEAST HUB COMPANY               RULE 24

File No. 70-8417

(Public Utility Holding Company Act of 1935)
--------------------------------------------

         In accordance with the terms of the Order dated July 29, 1994 issued to National Fuel Gas Company ("National") authorizing Leidy Hub, Inc., a subsidiary of National to enter into a partnership with Hub Services, Inc., a subsidiary of Natural Gas Clearinghouse (File No. 70-8417, HCAR No. 35-26093), attached as Exhibit A is an income statement of Ellisburg-Leidy Northeast Hub Company (the Partnership) for the three and twelve months ended December 31, 1995. Also attached as Exhibit B is a balance sheet for the Partnership at December 31, 1995. Exhibit C is the income statement of Leidy Hub, Inc. for the three and twelve months ended December 31, 1995, and Exhibit D is the balance sheet for Leidy Hub, Inc. at December 31, 1995.

         IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 9th day of February 1996.



                  LEIDY HUB, INC. AND NATIONAL FUEL GAS COMPANY


                  By___________________________________________
                                 Gerald T. Wehrlin
                     Secretary and Treasurer, Leidy Hub, Inc.
                      Controller, National Fuel Gas Company



<PAGE 2>


                                  EXHIBIT INDEX
                               (File No. 70-8417)
                               ------------------



         (1)   Exhibit A - Income Statement of Ellisburg-Leidy Northeast Hub
                           Company for the Three and Twelve Months Ended December 31, 1995.

         (2)   Exhibit B - Balance Sheet of Ellisburg-Leidy Northeast Hub
                           Company as of December 31, 1995.

         (3)   Exhibit C - Income Statement of Leidy Hub, Inc. for the Three
                           and Twelve Months Ended December 31, 1995.

         (4)   Exhibit D - Balance Sheet of Leidy Hub, Inc. as of December 31,
                           1995.